# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Airbnb, Inc., CIK 0001559720
CUSIP: 009066101
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 888 Brannan Street, San Francisco, California (CA), 94103
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-034124
Filed by CIK 0001834147

## Reporting persons
- Nathan Blecharczyk: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 57,370,943; shared voting power 0; sole dispositive power 57,370,943; shared dispositive power 0; aggregate amount beneficially owned 57,370,943 (11.7% of the class)
- Gioacchino Curiale: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 4,960,220; shared voting power 0; sole dispositive power 4,960,220; shared dispositive power 0; aggregate amount beneficially owned 4,960,220 (1.1% of the class)

## Item 1. Issuer
Name of issuer: Airbnb, Inc.
Address of issuer's principal executive offices: 888 Brannan Street, San Francisco, CA 94103

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of Nathan Blecharczyk and Gioacchino Curiale (each a "Reporting Person" and collectively, the "Reporting Persons").
Address of principal business office or, if none, residence: The business address of each Reporting Person is 888 Brannan Street, San Francisco, CA 94103.
Citizenship: Each of the Reporting Persons is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information below represents beneficial ownership of Class A Common Stock of the Issuer as of December 31, 2024, based upon 432,876,590 shares of Class A Common Stock outstanding as of October 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024. The information below assumes the conversion of the Class B common stock, par value $0.0001 per share ("Class B Common Stock") of the Issuer held by the Reporting Person into shares of Class A Common Stock of the Issuer on a one-to-one basis.

Nathan Blecharczyk is deemed to be the beneficial owner of 57,370,943 shares of Class A Common Stock, which includes: (i) 119,825 shares of Class A Common Stock held of record by Mr. Blecharczyk, (ii) 5,513 shares of Class A Common Stock issuable to Mr. Blecharczyk upon vesting of restricted stock units that will vest within 60 days of December 31, 2024, (iii) 8,681 shares of Class A Common Stock held of record by a trust over which Mr. Blecharczyk has investment discretion; (iv) 56,712,481 shares of Class A Common Stock issuable upon conversion of 56,712,481 shares of Class B Common Stock held in trusts over which Mr. Blecharczyk has investment discretion; and (v) 524,443 shares of Class A Common Stock subject to stock options held by Mr. Blecharczyk that are exercisable on or within 60 days of December 31, 2024.

Gioacchino Curiale is deemed to be the beneficial owner of 4,960,220 shares of Class A Common Stock issuable upon conversion of 4,960,220 shares of Class B Common Stock held in trusts for the benefit of Mr. Blecharczyk's family for which he serves as the trustee.
Percent of class: See Item 11 of each of the cover pages hereto.
Sole power to vote or to direct the vote: See Item 5 of each of the cover pages hereto.
Shared power to vote or to direct the vote: See Item 6 of each of the cover pages hereto.
Sole power to dispose or to direct the disposition: See Item 7 of each of the cover pages hereto.
Shared power to dispose or to direct the disposition: See Item 8 of each of the cover pages hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Pursuant to the Voting Agreement, dated as of December 4, 2020, by and among the Reporting Persons, Brian Chesky, Joseph Gebbia, and certain affiliated trusts and entities described therein (the "Voting Agreement"), the parties to the Voting Agreement may be deemed to constitute a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended. The Reporting Persons disclaim beneficial ownership of the securities beneficially owned by the other parties to the Voting Agreement.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Nathan Blecharczyk: /s/ Nathan Blecharczyk, Nathan Blecharczyk (02/13/2025)
- Gioacchino Curiale: /s/ Gioacchino Curiale, Gioacchino Curiale (02/13/2025)
Comment: Joint Filing Agreement (previously filed).